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January 25, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin Purnell

Jay Ingram

Dale Welcome

John Cash

Division of Corporation Finance

Re:	Atotech Ltd

Amendment No. 5 to Registration Statement on Form F-1

Filed January 25, 2021

CIK No. 0001762459

Ladies and Gentlemen:

On behalf of our client, Atotech Limited (the “Company,” “we,” “our” and “us”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 19, 2021 (the “Comment Letter”) with respect to Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-1 filed with the Commission by the Company on January 19, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 5 to the Registration Statement (the “Amendment No. 5”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Exhibit Index

Form of Opinion of Ogier, page II-3

1.

Please have counsel revise the legal opinion to remove the assumption in paragraph 3(e) that the Selling Stockholders have sufficient Shares already in issue to be sold as part of the public offering. It is inappropriate for counsel to assume any of the material facts underlying the opinion. For more information refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: The Company respectfully notes the Staff’s comment and notes that the legal opinion filed with Amendment No. 5 has been revised to remove the assumption included in paragraph 3(e) of the form of opinion filed with Amendment No. 4.

*    *    *    *

January 25, 2021

We hereby advise the Staff that we will ensure that, prior to effectiveness, the Staff will receive a copy of a letter or a phone call from FINRA stating that FINRA has completed its review of the underwriting arrangements and has no objection.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon

of LATHAM & WATKINS LLP

Cc:	Geoff Wild, Chief Executive Officer, Atotech UK Topco Limited

Josh McMorrow, Vice President and Group General Counsel, Atotech UK Topco Limited

Jason M. Licht, Latham & Watkins LLP